                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                       Westinghouse Electric Corporation
        --------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $1.00 per share
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                     960402
        --------------------------------------------------------------
                                (CUSIP Number)

                               James M. Plasynski
                           Assistant General Counsel
                      Westinghouse Electric Corporation,
                             Westinghouse Building
                               11 Stanwix Street
                              Pittsburgh, PA 15222
                                 (412) 642-2591
        --------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 15, 1996
        --------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-1(a) for other parties to whom copies are to be sent.

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



  CUSIP NO.  960402
            -----------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            WPIC Corporation 25-1350122

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            N/A

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in Delaware

                            7     SOLE VOTING POWER

                                  25,494,976  (see Amended Item 5)
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  25,494,976  (see Amended Item 5)

                           10     SHARED DISPOSITIVE POWER

                                  0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            25,494,976

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 6.14% (based on the number of shares outstanding as of October 31, 1995)

    14      TYPE OF REPORTING PERSON*

            CO

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Schedule 13D filed on June 23, 1995 by WPIC Corporation ("WPIC"), as amended, is hereby further amended by this Amendment No. 2 as follows:


1. Schedule I of Item 2 is amended by substituting therefor the attached
   Schedule I.

2. Item 4 is amended to report the sale by WPIC on January 15, 1996 of 1,250,000 shares of Common Stock owned by the Deferred Trust to Westinghouse. The purpose of the sale was to meet certain payment obligations of the Deferred Trust.

3. Item 5 is amended to report that effective January 15, 1996, WPIC beneficially owned an aggregate of 25,494,976 shares of Common Stock. Based on the 415,261,641 shares of Common Stock outstanding as of October 31, 1995, as reported by Westinghouse in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1995, WPIC was the beneficial owner of approximately 6.14 % of the outstanding shares of Common Stock.

   Fredric G. Reynolds beneficially owned as of January 15, 1996, 395,500 shares of Common Stock, 8,000 of which he owned directly and 387,500 of which he has the right to acquire through stock options. Claudia E. Morf beneficially owned as of January 15, 1996, 90,500.5 shares of Common Stock, 500.5 of which she owned directly and 90,000 of which she has the right to acquire through stock options. Julie Forsythe beneficially owned as of January 15, 1996, 397 shares of Common Stock, 97 of which she owned through the Westinghouse Savings Program and 300 of which she has the right to acquire through stock options. Based on the 415,261,641 shares of Common Stock outstanding as of October 31, 1995, as reported by Westinghouse in its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1995, as of January 15, 1996, the persons identified in Schedule I beneficially owned an aggregate of approximately .1% of the outstanding shares of Common Stock.

   Except as described in Item 4, no transactions in shares of Common Stock have been effected during the past sixty days by WPIC, or, to the best of WPIC's knowledge, any person identified in Schedule I hereto.

   WPIC has the sole power to dispose of and vote 25,494,976 shares of Common Stock.

   The persons identified in Schedule I have the sole power to direct the disposition of and vote the shares of Common Stock beneficially owned by them as set forth herein above.

4. Item 6 is amended to report the sale by WPIC on January 15, 1996 of 1,250,000 shares of Common Stock owned by the Deferred Trust to Westinghouse.

5. Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 2, remains unchanged.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


                                             WPIC CORPORATION


Dated: January 18, 1996                      By:  /s/ JULIE FORSYTHE
                                                 --------------------
                                             Name: Julie Forsythe
                                             Title: Vice President and
                                                    Assistant Treasurer


LAW2:14436

                                   Schedule I
                                   ----------

          Name, business address, and present principal occupation or employment of the directors and executive officers of
                               WPIC Corporation:

                                   Directors
                                   ---------

                                                  Present Principal Occupation and
Name, Business Address                            Address of Employment
----------------------                            --------------------------------
Julie Forsythe                                    Director, Pensions
Westinghouse Electric Corporation                 Westinghouse Electric Corporation
Westinghouse Building                             Westinghouse Building
11 Stanwix Street                                 11 Stanwix Street
Pittsburgh, PA  15222                             Pittsburgh, PA  15222

Claudia E. Morf                                   Vice President and Treasurer
Westinghouse Electric Corporation                 Westinghouse Electric Corporation
Westinghouse Building                             Westinghouse Building
11 Stanwix Street                                 11 Stanwix Street
Pittsburgh, PA  15222                             Pittsburgh, PA  15222

Fredric G. Reynolds                               Executive Vice President and
Westinghouse Electric Corporation                   Chief Financial Officer
Westinghouse Building                             Westinghouse Electric Corporation
11 Stanwix Street                                 Westinghouse Building
Pittsburgh, PA  15222                             11 Stanwix Street
                                                  Pittsburgh, PA  15222

                               Executive Officers
                               ------------------

                                                  Present Principal Occupation and
Name, Business Address                            Address of Employment
----------------------                            --------------------------------
Julie Forsythe                                    Director, Pensions
Vice President and Assistant Treasurer,           Westinghouse Electric Corporation
WPIC Corporation                                  Westinghouse Building
Westinghouse Building                             11 Stanwix Street
11 Stanwix Street                                 Pittsburgh, PA  15222
Pittsburgh, PA  15222

Claudia E. Morf                                   Vice President and Treasurer
President and Treasurer,                          Westinghouse Electric Corporation
WPIC Corporation                                  Westinghouse Building
Westinghouse Building                             11 Stanwix Street
11 Stanwix Street                                 Pittsburgh, PA  15222
Pittsburgh, PA  15222